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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004
                           COMMISSION FILE No. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (Translation of Registrant's Name into English)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F                      Form 40-F   X
                   -----                          -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                            No   X
             -----                         -----
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                                        I

The documents listed below in this Section and filed as Exhibits 1 to 4 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form F-9 under the Securities Act of 1933 (Reg. No. 333-101140) of TransCanada PipeLines Limited.

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended December 31, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended December 31, 2003 (included in the registrant's Fourth Quarter 2003 Quarterly Report).

3    Schedule of earnings coverage calculations at December 31, 2003.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Fourth Quarter 2003 Quarterly Report.

                                       II

The document listed below in this Section and in the Exhibit Index to this Form 6-K is hereby filed with the Securities and Exchange Commission.

5    Comfort letter of KPMG LLP dated January 30, 2004.

                                       III

The document listed below in this Section and in the Exhibit Index is hereby furnished in accordance with the requirements of Form 6-K.

6 Registrant's Pricing Supplement No. 1 dated November 18, 2003 relating to Cdn $450,000,000 principal amount of Medium Term Note Debentures (unsecured).
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               TRANSCANADA PIPELINES LIMITED

                               By: /s/ RUSSELL K. GIRLING
                                   ---------------------------------------
                                   Russell K. Girling
                                   Executive Vice-President, Corporate
                                   Development and Chief Financial Officer

                               By: /s/ LEE G. HOBBS
                                   ---------------------------------------
                                   Lee G. Hobbs
                                   Vice-President and Controller

January 30, 2004
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                                  EXHIBIT INDEX

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended December 31, 2003.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended December 31, 2003 (included in the registrant's Fourth Quarter 2003 Quarterly Report).

3    Schedule of earnings coverage calculations at December 31, 2003.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Fourth Quarter 2003 Quarterly Report.

5    Comfort letter of KPMG LLP dated January 30, 2004.

6 Registrant's Pricing Supplement No. 1 dated November 18, 2003 relating to Cdn $450,000,000 principal amount of Medium Term Note Debentures (unsecured).

7 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

8 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

9 Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

10 Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.